SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              to

COMMISSION FILE NUMBER 000-50129

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HUDSON HIGHLAND GROUP, INC.

560 Lexington Avenue, New York, New York 10022

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

DECEMBER 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Administrator of the

Hudson Highland Group, Inc. 401(k) Savings Plan

New York, New York

We have audited the accompanying statements of net assets available for benefits of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2007 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

New York, New York

June 16, 2008

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2007	December 31, 2006
Assets:
Investments:
Mutual funds	$46,851,343	$41,852,353
Common/collective trusts	12,987,727	12,390,913
Hudson Highland Group, Inc. common stock	2,473,407	4,898,063
Self-directed brokerage accounts	4,066,973	3,645,849
Members’ loans	664,833	478,813

Investments, at fair value	67,044,283	63,265,991

Receivables:
Employer match receivable	1,447,915	2,101,719
Members’ contributions receivable	224,772	226,250
Dividends receivable	11,902	12,120
Member loan interest receivable	1,809	937

Total receivables	1,686,398	2,341,026

Total assets	68,730,681	65,607,017

Liabilities:
Accrued expenses	65,847	63,380

Total liabilities	65,847	63,380

Net assets available for benefits	$68,664,834	$65,543,637

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31,
	2007	2006
Additions
Investment income:
Interest and dividend income	$3,065,989	$2,091,494
Net appreciation in fair value of investments	614,982	4,582,263

Total investment income	3,680,971	6,673,757
Contributions:
Members	7,484,558	7,936,423
Employer	1,540,138	2,119,891

Total contributions	9,024,696	10,056,314
Rollovers	351,831	301,350

Total additions	13,057,498	17,031,421
Deductions
Attributed to:
Benefits paid to members	9,734,281	16,141,154
Administrative expenses and other deductions	202,020	99,057

Total deductions	9,936,301	16,240,211

Net increase	3,121,197	791,210
Transfer in of members’ balances	—	362,878
Net assets available for benefits, beginning of year	65,543,637	64,389,549

Net assets available for benefits, end of year	$68,664,834	$65,543,637

The accompanying notes are an integral part of these financial statements.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN

The following description of the Hudson Highland Group, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participating members (“members”) should refer to the Summary Plan Description (the “SPD”) for a more complete description of the Plan’s provisions. The Plan was adopted as of April 1, 2003 (the “Effective Date”) by the Board of Directors of Hudson Highland Group, Inc. (the “Company”) for the benefit of its eligible employees and the eligible employees of any other designated organization and its participating subsidiaries.

General

The Plan is a defined contribution plan available to U.S. employees of the Company and certain of its participating subsidiaries. All regular full-time and part-time employees, other than (1) union employees unless the collective bargaining agreement provides for eligibility in the Plan, (2) any nonresident alien with no U.S. source income, or (3) any “leased employee” as defined in Section 414(n) of the Code, are eligible to participate in the Plan the 1st of the month following 3 months of service. Temporary employees, who work at least 1,000 hours in their first year of employment or any subsequent calendar year, are also eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company is the Plan Administrator of the Plan. The Company has delegated the authority to administer the Plan on its behalf to an administrative committee (the “Committee”).

Transfers from Merged Plans

On August 28, 2006, the Professional Solutions LLC 401(k) Profit Sharing Plan & Trust (“PS 401(k)”) was merged into the Plan. The transfer of the net assets of the merged plan is shown as an addition to the net assets of the Plan for the year ended December 31, 2006 and is included in “Transfers in of members’ balances.” At the date of transfer, the PS 401(k) had net assets of $362,878.

Contributions

A member may elect to contribute to the Plan in amounts equal to a whole percentage of compensation, subject to the following limitations. If the member is not a part of the highly compensated group, the member may contribute up to 50% of eligible compensation. If the member is a part of the highly compensated group, contributions may not exceed a percentage of eligible compensation that is determined by the Company and communicated to members from time to time. It is expected that this limit will range from 6% to 15% of eligible compensation.

The Company may make matching contributions at the end of each plan year to each member’s account in an amount equal to 50% of a member’s salary reduction contributions for the plan year, taking into account salary reduction contributions between 1% and 6% of a member’s eligible compensation. Under this formula, a member can receive a maximum matching contribution of 3% of eligible compensation. As of January 1, 2007, employer matching contributions may be redirected immediately after they are allocated to the members’ accounts. During March 2008, the Company issued 140,051 from treasury, of its common stock as its matching contribution. Additionally, $467,558 was utilized from the forfeitures account to purchase units in the HHG stock fund for the employer’s match. The maximum amount of shares that may be issued pursuant to the Plan is 1,000,000 shares.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

The Company may make profit sharing contributions in addition to the matching contributions in such amounts, if any, as may be determined by the Board of Directors, in its sole discretion. Any such amount will not be in excess of the maximum amount deductible by the Company for tax purposes. There were no profit sharing contributions in 2007 or 2006.

Members’ Accounts

Each member’s account is credited with the elective contributions made by the member and employer matching and profit-sharing contributions for which that member is eligible. Members direct the investment of the contributions credited to their account into one or more of the investment funds, which have been made available to them. The employer matching contributions are initially invested in shares of Company stock, however, members may immediately redirect these contributions once allocated. Each member’s account will be credited with its share of net investment earnings of the funds in which that account is invested. The member individually manages the self-directed brokerage accounts. The benefit to which a member is entitled is the amount that can be provided from the member’s vested account. The Plan also accepts rollover contributions (i.e., amounts which can be rolled over into a tax qualified plan from another employer’s qualified plan).

Member Loans

Members may borrow from their vested fund accounts a minimum amount of $1,000 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 minus the highest outstanding loan balance they had in the preceding twelve months. A member is limited to no more than two loans at a time. Loans must (a) bear a reasonable market rate of interest as determined by the Committee, (b) be for a term of no more than five years (10 years if the loan is for the purpose of purchasing a principal residence), (c) be adequately secured by the balances in the member’s accounts, (d) be repaid in level installments by payroll withholding, and (e) be subject to charges as imposed by the Committee. In the event a loan is not repaid, the Committee will cause the Charles Schwab Trust Company (“Trustee”) to deduct the total amount of the loan, with interest and other charges, from any payment or distribution. A loan may be prepaid in full at any time. Partial prepayments are not permitted under the Plan.

Vesting

Members vest 40% after two years of service and an additional 20% every year thereafter until the fifth year of employment when they are 100% vested in the Company’s matching and profit-sharing contributions. A member becomes fully vested in his or her Company contribution account upon disability, death, or upon reaching age 55. Members are always 100% vested in their own contributions and earnings thereon.

Payments of Benefits

On termination of service due to death, disability, retirement or other reasons, a member or member’s beneficiary may elect to receive (1) a lump sum amount equal to the value of the member’s vested interest in his or her account, (2) subject to certain conditions, annual installments over a certain period as selected by the member which does not exceed the member’s life expectancy or the joint life expectancies of the member and the member’s beneficiary, or (3) a combination of (1) and (2). The Plan now automatically rolls over terminated member vested account balances between $1,000 and $5,000 to a Schwab IRA if the member doesn’t elect another form of distribution. Members may also elect to defer distributions subject to certain conditions.

Benefit payments for year ending December 31, 2007 and December 31, 2006 were $9,734,281 and $16,141,154, respectively. The decrease in distributions of $6,406,873 is primarily related to the sale of Highland Partners executive search business (“Highland”) in October 2006. The Highland sale resulted in the termination of a significant amount of members who withdrew their funds from the Plan. These specific members were also allowed to withdraw their 2006 employer match contributions.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF THE PLAN (continued)

Forfeitures

A member who is not 100% vested in his or her Company contributions and is terminated for reasons other than death or disability shall forfeit his or her non-vested Company contributions. Forfeited funds are maintained in the stable value fund until they are utilized. Forfeited amounts may be applied against reasonable Plan expenses and any remaining balances may be used to reduce subsequent Company contributions. In the event the member is subsequently re-employed by the Company such forfeited amount of the member’s Company contributions shall be restored to the member’s account, as defined in the Plan. During the years ended December 31, 2007 and 2006, forfeitures of $132,511 and $73,006, respectively, were used to pay for Plan expenses.

Plan Termination

Effective October 2, 2006, employment of certain members of the Plan was terminated in connection with the sale of Highland. This constituted a partial termination and required the members affected to become automatically 100% vested in the employer match and profit sharing contributions and entitled these members to their share of the 2006 plan year employer match contribution.

While the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time subject to the provisions of ERISA, as amended, and the Code. If this were to occur, all members of the Plan would become fully vested in the amounts in their accounts.

Administrative Expenses and Other Deductions

Transaction and investment manager fees for each fund are charged against the Plan’s assets and related rates of return. Other expenses of administering the Plan are paid by the Company, unless paid by the Plan. Qualified Domestic Relations Order fees and certain other transaction fees are paid by the members, not the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management and the Plan Trustee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Risks and Uncertainties

The Plan provides for various investment options comprised of stocks, bonds, fixed income securities and other investment securities Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in these risks in the near term could materially affect members’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

All of the funds contributed are held by the Plan’s Trust and are invested by the Trustee in investment funds in accordance with the member’s instructions. The investment funds available under the Plan are to be maintained by a bank, trust company, insurance company, mutual fund company or investment company. From time to time the Committee may designate additional investment funds, withdraw the designation of investment funds or change designated investment funds.

During 2006, the following funds were added to the Plan: American Beacon Large Cap Value Plan, American Funds Growth Fund of America R3 and MainStay Small Cap Opportunity I Fund. During 2006, Oakmark I Fund and Jensen Portfolio Fund were eliminated.

A 1% contingent redemption fee became effective on April 3, 2006 for the Third Avenue Value Fund, if shares of the fund are sold prior to the expiration of a 60-day holding period.

American Beacon Large Cap Value Plan and American Funds Growth Fund of America R3 imposed restrictions on members that transfer $5,000 or more out of an American Fund on any one day. Those members will be blocked from making transfers into that same fund for 30 calendar days following the transfer. There are no restrictions on the overall number of transfers out of an American Fund. However, each transaction that results in transfers of $5,000 or more out of an American Fund on any one day will start a new 30 day waiting period during which no new transfers into the fund can occur.

Investments are stated at fair value, which is determined by reference to quoted market prices, except for member loans, which are stated at cost plus accrued interest, which approximates their fair value. The Schwab Stable Value Fund is comprised of investment contracts marked to fair value as estimated by the Trustee. As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide And Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. The Plan adopted FSP AAG INV-1 in 2006. The adoption did not have a material effect on the Plan’s financial statements as interest rates are adjusted to market periodically. Accordingly, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit-responsive.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The statement of changes in net assets available for benefits presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by an affiliate of the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Hudson Highland stock fund and member loans are also investments that qualify as party-in-interest transactions.

Benefits

Benefits are recorded when paid.

NOTE 3. TAX STATUS

In February 2008, the Plan received its most recent favorable tax determination letters from the Internal Revenue Service (IRS) in which the IRS stated that the Plan is in compliance with the applicable requirements of the Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4. TRUSTEE AND CUSTODIAN

The funds of the Plan are maintained under a Trust with the Trustee. The duties and authority of the Trustee are defined in the related Trust Agreement.

The Custodian of the Plan is Charles Schwab Retirement Plan Services. The duties of the Custodian include administration of the trust fund (including income there from) at the direction of the Trustee, and the payment of benefits and loans to plan members and the payment of expenses incurred by the Plan in accordance with instructions from the Plan Administrator and Trustee (with the option given to members to individually direct the investment of their interest in the Plan). The Custodian is also responsible for the maintenance of the individual member records and to render statements to the members as to their interest in the Plan.

NOTE 5. AMOUNTS DUE TO MEMBERS AND AMOUNTS DUE FROM EMPLOYER

In order to ensure favorable tax treatment of member accounts, the Plan may not exceed certain maximums for employee elective contributions and employer-matching contributions of highly compensated employees as defined in the Code. The Plan is required to take appropriate actions and make corrective distribution of excess contributions or make additional contributions to the accounts of non-highly compensated employees if the Code requirements are not met. No such amounts were due as of December 31, 2007 or 2006.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6. INVESTMENTS

The following investments represent 5% or more (in either 2007 or 2006) of the net assets available for benefits.

	December 31,
	2007	2006
Thornburg International Value I Fund	$10,489,191	$7,498,340
Schwab Stable Value Fund	$9,839,553	$10,001,694
Third Avenue Value Fund	$7,837,944	$7,781,085
Schwab S&P 500 Index Investment Fund	$7,350,278	$7,710,275
Growth Fund of America R3	$6,068,789	$5,669,397
Oakmark Equity Income Fund	$4,583,829	$3,897,748
American Beacon Large Cap Value Fund	$4,143,243	$3,972,589
Self-directed brokerage accounts	$4,066,973	$3,645,849
Hudson Highland Group, Inc. common stock	$2,473,407	$4,898,063

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years Ended December 31,
	2007	2006
Mutual funds	$2,222,360	$4,125,017
Common/collective trusts	553,298	693,958
Hudson Highland Group, Inc. common stock	(2,160,676)	(236,712)

Net appreciation in fair value of investments	$614,982	$4,582,263

NOTE 7. FORM 5500 RECONCILIATION

Due to a reconciling item, net assets available for benefits do not agree to the Form 5500 for 2006. The schedule of the reconciling item follows:

	Years Ended December 31,
	2007	2006
Net assets available for benefits per the financial statements	$68,664,834	$65,543,637
Benefit payments	—	66

Net assets available for benefits per the Form 5500	$68,664,834	$65,543,571

NOTE 8. SUBSEQUENT EVENT

On February 4, 2008, the Company completed the sale of substantially all of the assets of Hudson Americas’ energy, engineering and technical staffing division. This transaction resulted in the termination of employment of certain members of the Plan, effective February 3, 2008.

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

As of December 31, 2007

EIN: 59-3547281	Plan 001

(a)	(b) Identity of issuer or similar party	( c ) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Fair value
	Thornburg International Value I Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	$10,489,191

	Third Avenue Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	7,837,944

*	Schwab S&P 500 Index Investment Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	7,350,278

	Growth Fund of America R3	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	6,068,789

	Oakmark Equity Income Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,583,829

	American Beacon Large Cap Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,143,243

	PIMCO Total Return Fund Class D	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,108,390

	Ranier Small/Mid Cap Equity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	3,046,098

	Mainstay Small Cap Opportunity Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	223,581

	Mutual funds			46,851,343

*	Schwab Stable Value Fund	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	9,839,553

*	Schwab Managed Retirement 2030	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	1,033,946

*	Schwab Managed Retirement 2040	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	877,456

*	Schwab Managed Retirement 2020	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	826,009

*	Schwab Managed Retirement 2010	Registered investment company. There is no maturity date, rate of interest, collateral, par or maturity value.	**	410,763

	Common/collective trusts			12,987,727

*	Hudson Highland Group, Inc. common stock	Common stock, par value $.001. There is no maturity date, rate of interest, collateral or maturity value.	**	2,473,407

	Securities			2,473,407

	Self-directed brokerage accounts	Member directed investment account. There is no maturity date, rate of interest, collateral, par or maturity value.	**	4,066,973

*	Member Loans	Interest rates ranging from 4.0% to 10.75%, maturing over 5 years	**	664,833

	Investments at fair value			$67,044,283

*	A party-in-interest as defined by ERISA.
**	Cost information is not required to be disclosed for member directed transactions under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of Hudson Highland Group, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hudson Highland Group, Inc. 401(k) Savings Plan
(Name of Plan)

By:	/s/ Margaretta R. Noonan
Margaretta R. Noonan
Executive Vice President and Chief Administrative Officer
Hudson Highland Group, Inc.

Date: June 16, 2008

HUDSON HIGHLAND GROUP, INC. 401(k) SAVINGS PLAN

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm